Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Nine Months Ended September 30, 2014
(millions of dollars)
Earnings, as defined:
Income from continuing operations	$1,585
Income taxes	723
Fixed charges included in the determination of income from continuing operations, as below	992
Amortization of capitalized interest	29
Distributed income of equity method investees	26
Less: Equity in earnings of equity method investees	60
Total earnings, as defined	$3,295

Fixed charges, as defined:
Interest expense	$940
Rental interest factor	41
Allowance for borrowed funds used during construction	11
Fixed charges included in the determination of income from continuing operations	992
Capitalized interest	88
Total fixed charges, as defined	$1,080

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	3.05
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.